Dimensional

September 6, 2023

Via EDGAR
Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Re:	Dimensional ETF Trust
File Nos. 333-239440 and 811-23580

Dear Ms. Rowland:

On behalf of Dimensional ETF Trust (the “Registrant”), the following are the responses to the Staff’s supplemental comments conveyed with regard to Post-Effective Amendment Nos. 23/27 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2023, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the Dimensional US Core Equity 1 ETF, Dimensional Global Equity ETF, Dimensional Global Core Plus Fixed Income ETF, Dimensional Global ex US Core Fixed Income ETF, Dimensional Global Credit ETF, and Dimensional Ultrashort Fixed Income ETF (each, a “Portfolio” and collectively, the “Portfolios”).

Each supplemental SEC staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the staff of the SEC.  The Registrant further acknowledges that, to the extent disclosure appears multiple times throughout the Amendment, any comment with regard to such disclosure applies equally throughout.

Prospectuses
(Dimensional US Core Equity 1 ETF and Dimensional Global Equity ETF)

1.
Comment (Global).  In the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus, please incorporate disclosure that describes: (1) how the U.S. Universe is incorporated into the Portfolio’s investment strategies; and (2) how the Portfolio weights the factors discussed in the strategies.

Response.  The Registrant believes the US Core Equity 1 ETF’s (and each applicable Portfolio’s or Underlying Fund’s) principal investment strategies appropriately summarize how the Portfolio intends to achieve its investment objective and identifies the Portfolio’s principal investment strategies (including the types of securities in which the Portfolio invests or will invest principally), as required by Item 4(a) of Form N-1A.  In addition to providing the definition of the

U.S. Securities and Exchange Commission
September 6, 2023

U.S. Universe in the Portfolio’s “Principal Investment Strategies” section of the Prospectus, the Portfolio states that it “invests in companies of all sizes, with moderately increased exposure to smaller capitalization, lower relative price, and higher profitability companies as compared to their representation in the U.S. Universe.” The Portfolio also includes additional disclosure regarding how the Portfolio may get increased exposure to smaller capitalization, lower relative price, and higher profitability companies (i.e., by decreasing the allocation of the Portfolio’s assets to larger capitalization, higher relative price, or lower profitability companies relative to their weight in the U.S. Universe).  The specific weighting of the factors, however, is proprietary information.  Accordingly, for the reasons noted above, the Registrant respectfully declines to revise the disclosure.

2.	Comment. Please revise the following disclosure to be in plain English:

The Portfolio’s increased exposure to smaller capitalization, lower relative price, and higher profitability companies may be achieved by decreasing the allocation of the Portfolio’s assets to larger capitalization, higher relative price, or lower profitability companies relative to their weight in the U.S. Universe.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes the disclosure above is in plain English and notes that the disclosure is also followed by specific definitions of the terms relative price and profitability.

3.
Comment.  The Registrant’s response to prior comments noted there may be exclusions from the U.S. Universe.  Please include such exclusions in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus.

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant believes the Portfolio’s disclosure in the “Principal Investment Strategies” section of the Prospectus appropriately summarizes how the Portfolio intends to achieve its investment objective and identifies the Portfolio’s principal investment strategies (including the types of securities in which the Portfolio invests or will invest principally), as required by Item 4(a) of Form N-1A.  In addition, the Registrant notes that certain exclusions the Advisor may implement are already included in the following disclosure in the Item 4 and Item 9 sections of the Prospectus:

Summary Prospectus:  The Advisor may also increase or reduce the Portfolio’s exposure to an eligible company, or exclude a company, based on shorter-term considerations, such as a company’s price momentum and investment characteristics.

Additional Information on Investment Objectives and Policies:  The Advisor may also adjust the representation in the Portfolio of an eligible company, or exclude a company, after considering such factors as free float, price momentum, trading strategies, liquidity, size, relative price, profitability, investment characteristics, and other factors that the Advisor determines to be appropriate.

U.S. Securities and Exchange Commission
September 6, 2023

In the future, if the Advisor incorporates additional exclusions into the U.S. Universe that would require disclosure to enable an average or typical investor to understand the particular characteristics of the Portfolio, the disclosure will be revised accordingly.

4.
Comment.  Please include examples of the exchanges that have been deemed appropriate by the Advisor in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus so investors are aware.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant does not believe that level of detail and technical information with respect to the exchanges is necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio, as noted in General Instruction C.1 of Form N-1A.

5.
Comment.  Please revise the disclosure in the Dimensional US Core Equity 1 ETF’s “Principal Investment Strategies” section of the Prospectus to include examples of what types of equity securities the Portfolio invests in.

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant believes that a reasonable investor would interpret equity securities to primarily include common stock (i.e., as opposed to terms such as “fixed income,” which are more appropriate to define due to the various meanings and instruments encompassed by the term). As noted in the previous response, to the extent a Portfolio invests in other types of equity securities as a principal investment strategy, the Portfolio will and does identify them (e.g., EDRs, GDRs and ADRs).

6.
Comment.  Please revise the disclosure in the Dimensional US Core Equity 1 TF’s “Principal Investment Strategies” section of the Prospectus to state that recent changes in assets divided by total assets is the primary ratio the Advisor considers in assessing a company’s investment characteristics.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant does not believe that level of detail and technical information with respect to the ratios considered in assessing a company’s investment characteristics is necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio, as noted in General Instruction C.1 of Form N-1A.  In the future, if the Advisor incorporates other ratios into its assessment of a company’s investment characteristics that would require disclosure to enable an average or typical investor to understand the particular characteristics of the Portfolio, the disclosure will be revised accordingly.

7.
Comment.  In the “Management of the Trust” section of the Prospectus, please include a statement that the individuals are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that neither Item 5(b) or Item 10(b) of Form N-1A require a specific statement that certain individuals are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

U.S. Securities and Exchange Commission
September 6, 2023

The Registrant believes the individuals’ roles are clearly disclosed in the first three paragraphs under the “Management of the Trust” section of the Prospectus, as required by Item 10(b).

8.
Comment.  With respect to the Dimensional World Equity ETF, the Staff believes its prior guidance regarding Rule 35d-1 under the 1940 Act (the “Names Rule”) on funds that include the term “global” in their name also applies to funds with the term “world” in their name.  Further, the Staff does not believe that having more than 60% of a fund’s assets in U.S. investments meets the standard of having diversification among investments in a number of different countries throughout the world.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that the SEC has not adopted any rule or released any formal guidance indicating that the SEC interprets the terms “global” and “world” to connote similar meanings. In the Names Rule Adopting Release[1] and subsequent FAQ, the SEC noted that the terms “international” and “global” are not subject to the Names Rule; however, the SEC stated it “would expect…that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world,” noting that the “Division no longer distinguishes the terms ‘global’ and ‘international.’”

In contrast, the SEC has not provided any formal guidance regarding the use of the term “world” in a fund’s name: (1) prior to the Names Rule Adopting Release; (2) in the Names Rule Adopting Release or the subsequent FAQ; (3) in response to questions from the Investment Company Institute (“ICI”) concerning the application of the Names Rule to funds with global in their names in 2012 (the “ICI Names Rule Memo”); or (4) in the recently proposed amendments to the Names Rule.[2]  The Registrant does, however, acknowledge that the Portfolio is subject to Section 35(d)’s requirement that a fund may not adopt any words in its name that are materially deceptive or misleading and that, with respect to terms not subject to the Names Rule, the SEC “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.”

The Registrant notes that the Dimensional World Equity ETF specifically discloses that it will invest “10% to 35% in international developed markets equity securities” and “0% to 20% in emerging markets equity securities,” in addition to disclosing 46 countries that have been designated as approved markets for the Portfolio.  Accordingly, the Registrant believes the use of the term “world” in the Portfolio’s name would not lead a reasonable investor to conclude that the Portfolio invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.  To the extent the SEC releases formal guidance or amends the Names Rule to incorporate new requirements for funds with the term “world” in their name, the Registrant will review the guidance and/or requirements and respond accordingly.

1 Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001) (the “Names Rule Adopting Release”).
2 Investment Company Names, Investment Company Act Release No. 34593 (June 17, 2022).

U.S. Securities and Exchange Commission
September 6, 2023

Additional Information on Investment Objectives and Policies

9.
Comment (Global).  Please include disclosure noting that each Portfolio will provide 60 days’ notice of a change in the Portfolio’s 80% policy in the “Additional Information on Investment Objectives and Policies” section of the Prospectus.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that the referenced disclosure is not required by the applicable Items of Part A of Form N-1A.  Further, General Instruction C.1(c) specifically notes that responses to the Items in Form N-1A should “avoid…simply restating legal or regulatory requirements to which Funds generally are subject….”  According, the Registrant believes the disclosure regarding providing 60 days’ notice of any changes to such policy is appropriately included in the “Portfolio Characteristics, Policies and Investment Process” section of each Portfolio’s SAI.

10.
Comment.  In the “Investments in Underlying Funds” section under “Additional Information on Investment Objectives and Policies,” please list the Approved Markets for each individual Underlying Fund in the summaries of their investment strategies.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant notes that each Approved Market for the Dimensional World Equity ETF (i.e., the Portfolio being registered in the Amendment) is provided, as well as the Portfolio’s anticipated allocations to developed and emerging market securities.  The Registrant does not believe repeating the countries under the Underlying Funds’ summaries as requested is necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio and notes that the Registrant’s current practice of listing each individual Approved Market is more disclosure than is typically provided by other registered funds with similar investment strategies/exposures.

Summary Prospectuses
(Dimensional Global Core Plus Fixed Income ETF, Dimensional Global ex US Core Fixed Income ETF, Dimensional Global Credit ETF, and Dimensional Ultrashort Fixed Income ETF)

11.
Comment.  Please revise the Dimensional Global ex US Core Plus Fixed Income ETF’s “Principal Investment Strategies” section of the Prospectus to note that relative interest rates and exchange rates are the primary factors used by the Advisor to evaluate the Portfolio’s foreign country and currency composition.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant does not believe that level of detail and technical information with respect to the factors used by the Advisor to evaluate the Portfolio’s foreign country and currency composition is necessary to enable an average or typical investor to understand the particular characteristics of the Portfolio, as noted in General Instruction C.1 of Form N-1A.  In the future, if the Advisor incorporates other factors into the evaluation that would require disclosure to enable an average person or typical investor to understand the particular characteristics of the Portfolio, the disclosure will be revised accordingly.

U.S. Securities and Exchange Commission
September 6, 2023

12.
Comment.  Please revise the global policies of the Dimensional Global Core Plus Fixed Income ETF and Dimensional Global Credit ETF to reflect the Staff’s position that having only 30% in U.S. issuers is not indicative of global investing.

Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes the proposed disclosure is consistent with the Names Rule Adopting Release, which states that the term “global” connotes “diversification among investments in a number of different countries throughout the world.” While the Release states that use of the term “global” in a fund’s name is not subject to Rule 35d-1 under the 1940 Act, the SEC indicated that it would expect that funds using “global” in their names “will invest their assets in investments that are tied economically to a number of countries throughout the world.” The Release does not expressly state that a fund with “global” in its name must invest at least 40% of its assets outside the United States.  In the ICI Memo, the ICI reported to its members that the staff of the SEC’s Division of Investment Management believes that one way to satisfy the requirement that a global fund’s name connotes investments throughout the world is for the fund to state in its prospectus that it will invest in at least three different countries and invest at least 40% of its assets outside the United States (30% in unfavorable market conditions) (the “40% Test”). According to the ICI report, the Staff indicated that the 40% Test is not compulsory and other approaches may be acceptable.

In addition, the SEC recently proposed amendments to Rule 35d-1 that would broaden the reach of the Names Rule to apply to terms that have not historically been required to have an 80% policy, such as the term “global.” The SEC noted, however, that even if the Names Rule was expanded to cover the term “global” it was not proposing to mandate any particular test for what this term means, and that, similar to terms that are currently subject to the Rule, a fund could use “any reasonable definition.” The Registrant notes that each Portfolio discloses that it intends to invest its assets to gain exposure to at least three different countries, including the United States, and both are anticipated to invest between 35% and 65% of its net assets in U.S. issuers. The Registrant supplementally confirms that, when determining a Portfolio’s exposure to U.S. issuers, the Advisor considers the size of global issuances and market capitalizations of all eligible Approved Markets in which a Portfolio invests.  The Registrant believes this analysis, which, as disclosed, is based on current market conditions, appropriately ensures that a portfolio with the term “global” in its name will invest in a manner that is consistent with a reasonable investor’s expectations. Further, the Registrant supplementally confirms that each Portfolio anticipates having exposure to more than 20 countries.

Statement of Additional Information

13.
Comment.  We think the reference to extraordinary closures for a limited period of time in Rule 6c-11’s Adopting Release,[3] in context, contemplated unexpected closures (e.g., a foreign market imposing barriers to capital flows), not foreign holidays that are known in advance.  We think that the disclosure below is broader and inconsistent with the guidance in the release because it would include known holidays that aren’t “extraordinary.”

3 Exchange-Traded Funds, Investment Company Act Release No. 33646 (Dec. 23, 2019).

U.S. Securities and Exchange Commission
September 6, 2023

A Portfolio reserves the right (to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s positions thereunder) to reject or revoke a creation order for any reason, including if: … (e) deemed appropriate, in a Portfolio’s sole discretion, on certain days that are holidays in non-U.S. markets, while not observed holidays in the U.S. equity market, in order to protect Portfolio shareholders from any dilutive costs that may be associated with the purchase of Deposit Securities in connection with creation orders on such days; or…”

Response.  The Registrant respectfully declines to revise the disclosure. As noted in the prior response, the only example or guidance from Rule 6c-11’s Adopting Release of “extraordinary circumstances” are “when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.”  The Registrant believes the referenced disclosure unambiguously fits within such parameters.  Further, the ultimate policy concern, as referenced in the Adopting Release, is that if “a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV.”  The Registrant does not believe the rejection of creation orders in this potential scenario, which would be premised on a determination by the Advisor that such rejection would be in the best interests of shareholders, would impair the efficient operation of the arbitrage mechanism.  The Registrant further notes that, consistent with the SEC’s belief that suspension of creations and redemptions should be rare, because the Registrant generally has an incentive to accept creation orders so that a Portfolio increases in size, a Portfolio would reject creation orders only in very rare circumstances.

Please do not hesitate to contact Mr. Crowell at (215) 564-8082, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
Dimensional ETF Trust